Exhibit 99.1

Investor Contact:

Jared Maymon

Global Head of Investor Relations & Strategic Finance

Jared.Maymon@Kornit.com

Kornit Digital Reports First Quarter 2025 Results

●	First quarter revenues of $46.5 million, in line with previous guidance

●	First quarter GAAP net loss of $5.1 million; non-GAAP net income of $0.6 million

●	Continued to generate cash from operations, demonstrating disciplined execution

●	Reported annual recurring revenue from AIC contracts of $14.5 million, reflecting strong initial adoption of this new business model

Rosh-Ha`Ayin, Israel – May 14, 2025 – Kornit Digital Ltd. (“Kornit” or the “Company”) (Nasdaq: KRNT), a global leader in sustainable, on-demand, digital fashion and textile production technologies, today reported results for the first quarter ended March 31, 2025.

“We delivered to our commitments in Q1, even as we operated in an uncertain macro environment.” said Ronen Samuel, Kornit’s Chief Executive Officer. “The apparel industry is undergoing significant disruption, and there has never been a better moment for Kornit to lead. Apollo combined with our AIC model is delivering robust impressions growth and unlocking the mass production segment which represents an estimated SAM of 4.5 billion impressions.”

Mr. Samuel concluded, “The opportunity ahead is enormous, and Kornit is advancing with clarity, conviction, and purpose. We are playing offense and leading this transformation of how fashion is created, consumed, and delivered.”

First Quarter 2025 Results of Operations

●	Total revenue for the first quarter of 2025 was $46.5 million compared with $43.8 million in the prior year period.

●	GAAP gross profit margin for the first quarter of 2025 was 42.6% compared with 32.3% in the prior year period. On a non-GAAP basis, gross profit margin was 45.2% compared with 37.5% in the prior year period.

●	GAAP operating expenses for the first quarter of 2025 were $31.9 million compared with $32.4 million in the prior year period. On a non-GAAP basis, operating expenses increased by 1% to $27.4 million compared with the prior year period.

●	GAAP net loss for the first quarter of 2025 was $5.1 million, or ($0.11) per basic share, compared with net loss of $13.2 million, or ($0.28) per basic share, for the first quarter of 2024.

●	Non-GAAP net income for the first quarter of 2025 was $0.6 million, or $0.01 per diluted share, compared with non-GAAP net loss of $5.3 million, or ($0.11) per basic share, for the first quarter of 2024.

●	Adjusted EBITDA loss for the first quarter of 2025 was $3.9 million compared with adjusted EBITDA loss of $7.8 million for the first quarter of 2024. Adjusted EBITDA margin for the first quarter of 2025 was negative 8.4% compared with negative 17.9% for the first quarter of 2024.

Second Quarter 2025 Guidance

For the second quarter of 2025, the Company expects revenues to be in the range of $49 million to $55 million and adjusted EBITDA margin between negative 4% and 4%.

First Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or 1-201-689-8263. The international number is 1 809 406 247.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 and enter access ID 13753164. The telephonic replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on May 28, 2025. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashion, and textile production technologies. The company offers end-to-end solutions including digital printing systems, inks, consumables, software, and fulfillment services through its global fulfillment network. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration and severity of adverse macro-economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct-to-garment platform; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for its systems and consumables; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to leverage its global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures, in this press release and in the accompanying conference call to discuss the Company’s quarterly results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; restructuring expenses; foreign exchange differences associated with ASC 842; and non-cash deferred tax income.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph, as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$56,029	$35,003
Short-term bank deposit	226,934	205,934
Marketable securities	169,107	222,937
Trade receivables, net	61,411	65,459
Inventory	57,617	60,342
Other accounts receivable and prepaid expenses	27,079	25,714
Total current assets	598,177	615,389

LONG-TERM ASSETS:
Marketable securities	61,078	48,086
Deposits and other long-term assets	10,855	10,542
Severance pay fund	305	306
Property,plant and equipment, net	63,122	59,222
Operating lease right-of-use assets	18,738	19,054
Intangible assets, net	5,339	5,721
Goodwill	29,164	29,164
Total long-term assets	188,601	172,095

Total assets	786,778	787,484

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	5,897	9,019
Employees and payroll accruals	14,216	13,101
Deferred revenues and advances from customers	1,793	2,339
Operating lease liabilities	3,249	3,311
Other payables and accrued expenses	24,975	16,561
Total current liabilities	50,130	44,331

LONG-TERM LIABILITIES:
Accrued severance pay	1,021	1,051
Operating lease liabilities	14,651	15,065
Other long-term liabilities	154	138
Total long-term liabilities	15,826	16,254

SHAREHOLDERS' EQUITY	720,822	726,899

Total liabilities and shareholders' equity	$786,778	$787,484

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2025	2024
	(Unaudited)

Revenues
Products	$33,865	$29,013
Services	12,592	14,763
Total revenues	46,457	43,776

Cost of revenues
Products	15,613	15,691
Services	11,044	13,946
Total cost of revenues	26,657	29,637

Gross profit	19,800	14,139

Operating expenses:
Research and development, net	9,278	11,352
Sales and marketing	14,949	13,796
General and administrative	7,644	7,277
Total operating expenses	31,871	32,425

Operating loss	(12,071)	(18,286)

Financial income, net	7,383	5,346
Loss before taxes on income	(4,688)	(12,940)

Taxes on income	371	259
Net loss	$(5,059)	$(13,199)

Basic loss per share	$(0.11)	$(0.28)

Weighted average number of shares
used in computing basic net loss per share	45,801,003	47,611,456

Diluted loss per share	$(0.11)	$(0.28)

Weighted average number of shares
used in computing diluted net loss per share	45,801,003	47,611,456

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2025	2024
	(Unaudited)

Revenues	$46,457	$43,776

GAAP cost of revenues	$26,657	$29,637
Cost of product recorded for share-based compensation (1)	(519)	(502)
Cost of service recorded for share-based compensation (1)	(395)	(419)
Intangible assets amortization on cost of product (2)	(148)	(265)
Intangible assets amortization on cost of service (2)	(160)	(160)
Restructuring expenses (3)	-	(914)
Non-GAAP cost of revenues	$25,435	$27,377

GAAP gross profit	$19,800	$14,139
Gross profit adjustments	1,222	2,260
Non-GAAP gross profit	$21,022	$16,399

GAAP operating expenses	$31,871	$32,425
Share-based compensation (1)	(4,406)	(4,527)
Intangible assets amortization (2)	(74)	(88)
Restructuring expenses (3)	-	(757)
Non-GAAP operating expenses	$27,391	$27,053

GAAP Financial income, net	$7,383	$5,346
Foreign exchange losses associated with ASC 842	(43)	385
Non-GAAP Financial income , net	$7,340	$5,731

GAAP Taxes on income	$371	$259
Non-cash deferred tax income	-	87
Non-GAAP Taxes on income	$371	$346

GAAP Net loss	$(5,059)	$(13,199)
Share-based compensation (1)	5,320	5,448
Intangible assets amortization (2)	382	513
Restructuring expenses (3)	-	1,671
Foreign exchange losses associated with ASC 842	(43)	385
Non-cash deferred tax income	-	(87)
Non-GAAP net income (loss)	$600	$(5,269)
GAAP diluted loss per share	$(0.11)	$(0.28)
Non-GAAP diluted income (loss) per share	$0.01	$(0.11)
Weighted average number of shares
Shares used in computing GAAP diluted net loss per share	45,801,003	47,611,456
Shares used in computing Non-GAAP diluted net income (loss) per share	46,355,596	47,611,456

(1) Share-based compensation
Cost of product revenues	$519	$502
Cost of service revenues	395	419
Research and development	1,202	1,295
Sales and marketing	1,537	1,582
General and administrative	1,667	1,650
	$5,320	$5,448
(2) Intangible assets amortization
Cost of product revenues	$148	$265
Cost of service revenues	160	160
Sales and marketing	74	88
	$382	$513

(3) Restructuring expenses
Cost of product revenues	$-	$865
Cost of service revenues	-	49
Research and development	-	235
Sales and marketing	-	190
General and administrative	-	332
	$-	$1,671

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2025	2024
	(Unaudited)
Cash flows from operating activities:

Net loss	$(5,059)	$(13,199)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,846	3,324
Fair value of warrants deducted from revenues	-	3,586
Share-based compensation	5,320	5,448
Amortization of premium and accretion of discount on marketable securities, net	(304)	(7)
Realized loss on sale and redemption of marketable securities	(22)	-
Change in operating assets and liabilities:
Trade receivables, net	4,048	12,905
Other accounts receivables and prepaid expenses	(1,365)	514
Inventory	2,320	(96)
Operating leases right-of-use assets and liabilities, net	(160)	(87)
Deposits and other long term assets	(313)	(708)
Trade payables	(5,310)	(3,765)
Employees and payroll accruals	2,092	(1,152)
Deferred revenues and advances from customers	(546)	(308)
Other payables and accrued expenses	2,230	(2,313)
Accrued severance pay, net	(29)	(32)
Other long - term liabilities	16	(86)
Net cash provided by operating activities	5,764	4,024

Cash flows from investing activities:

Purchase of property, plant and equipment	(3,771)	(1,284)
Proceeds from investment in short-term bank deposits, net	(21,000)	(24,397)
Proceeds from sales and redemption of marketable securities	2,800	3,494
Proceeds from maturities of marketable securities	65,320	11,298
Investment in marketable securities	(25,815)	(18,017)
Net cash provided by (used in) investing activities	17,534	(28,906)

Cash flows from financing activities:

Exercise of employee stock options	529	-
Payments related to shares withheld for taxes	(977)	(594)
Repurchase of ordinary shares	(1,824)	(7,628)
Net cash used in financing activities	(2,272)	(8,222)

Increase (decrease) in cash and cash equivalents	21,026	(33,104)
Cash and cash equivalents at the beginning of the period	35,003	39,605
Cash and cash equivalents at the end of the period	$56,029	$6,501

Non-cash investing and financing activities:

Purchase of property and equipment on credit	2,435	92
Inventory transferred to be used as property and equipment and Equipment on lease	405	946
Property, plant and equipment transferred to be used as inventory	-	154
Lease liabilities arising from obtaining right-of-use assets	522	(1,746)

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2025	2024
	(Unaudited)

GAAP Revenues	$46,457	$43,776

GAAP Net loss	(5,059)	(13,199)
Taxes on income	371	259
Financial income	(7,383)	(5,346)
Share-based compensation	5,320	5,448
Intangible assets amortization	382	513
Restructuring expenses	-	1,671
Non-GAAP Operating loss	(6,369)	(10,654)
Depreciation	2,464	2,811
Adjusted EBITDA	$(3,905)	$(7,843)